

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 25, 2009

Mr. Keith Waddell
President and Chief Financial Officer
Robert Half International, Inc.
2884 Sand Hill Road
Menlo Park, CA 94025

> **Re: Robert Half International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 1-10427**

Dear Mr. Waddell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/Larry Spirgel
Assistant Director